                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                ---------------------

                                    SCHEDULE 13D
                                  AMENDMENT NO. 1
                                   (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2(a)

                                   Medarex, Inc.
-----------------------------------------------------------------------------
                                  (Name of Issuer)

                            COMMON STOCK, par value $0.01
-----------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     583916-10-1
-----------------------------------------------------------------------------
                                     CUSIP Number

                                BCC Acquisition I LLC
                              c/o Bay City Capital LLC
                                  750 Battery Street
                                      Suite 600
                           San Francisco, California  94111
                                    (415) 676-3830

                                   with a copy to:

                               Timothy G. Hoxie, Esq.
                          Heller Ehrman White & McAuliffe
                                  333 Bush Street
                          San Francisco, California  94104
                                    (415) 772-6052
-----------------------------------------------------------------------------
                         (Name, address and telephone number
             of person authorized to receive notices and communications)

                                    AUGUST 4, 1998
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                           (Continued on following pages)

                                (Page 1 of 13 Pages)

CUSIP NO. 583916-10-1              13D         Page 2 of 13 pages
                             AMENDMENT NO. 1

-----------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS              BCC Acquisition I LLC

-----------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /  /
                                                            (b)  /X /

-----------------------------------------------------------------------------
3)   SEC USE ONLY

-----------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                   WC, AF

-----------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

-----------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

-----------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                      -0-
 BY EACH REPORTING           -------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER               4,176,673 shares
                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                      -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER               4,176,673 shares
-------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  4,176,673 shares
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          15.8%

-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                               OO

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

CUSIP NO. 583916-10-1              13D         Page 3 of 13 pages
                          AMENDMENT NO. 1

-------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS         The Bay City Capital Fund I, L.P.

-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /   /
                                                            (b)  / X /

-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                   WC, AF

-------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                        -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                4,176,673 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                        -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                4,176,673 shares
-------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  4,176,673 shares
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         /  /

-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          15.8%

-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                               PN

-------------------------------------------------------------------------------

CUSIP NO. 583916-10-1              13D         Page 4 of 13 pages
                           AMENDMENT NO. 1

-------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS         Bay City Capital Management LLC

-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /   /
                                                            (b)  / X /

-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        AF

-------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    /  /

-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                         -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER               4,176,673 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                         -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER               4,176,673 shares
-------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                        4,176,673 shares
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         /  /

-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          15.8%

-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                OO

CUSIP NO. 583916-10-1              13D         Page 5 of 13 pages
                           AMENDMENT NO. 1

-------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS         Bay City Capital LLC

-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /   /
                                                            (b)  / X /

-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        AF

-------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    /   /

-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                        -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                4,176,673 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                        -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                4,176,673 shares
-------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  4,176,673 shares
-------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         /   /

-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          15.8%

-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                OO

CUSIP NO. 583916-10-1              13D         Page 6 of 13 pages
                           AMENDMENT NO. 1

                                INTRODUCTION

     BCC Acquisition I LLC, a Delaware limited liability company ("BCC Acquisition"), hereby files this Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2 of the Statement) pursuant to the Agreement With Respect to Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein are deemed to have the same definition as ascribed thereto in the Statement.

     Pursuant to a Rights Exchange Agreement (the "Rights Exchange Agreement"), dated June 10, 1998, between BCC Acquisition and Medarex, Inc., a New Jersey corporation (the "Issuer"), attached to the Statement as Exhibit 7(2), the Issuer agreed to issue shares ("Shares") of its common stock ("Common Stock") and a warrant or warrants ("Warrant" or "Warrants") to acquire additional Shares to BCC Acquisition in exchange for the cancellation of certain rights BCC Acquisition may subsequently acquire, as described below.

     BCC Acquisition made an offer (the "Offer"), as called for in the Rights Exchange Agreement, to purchase for cash any or all of $44,412,500 (subject to a $22,206,250 minimum) in aggregate face value (the "Face Value") of the contingent payment rights (the "Rights") held by the former shareholders of GenPharm International, Inc. ("GenPharm"), in connection with an acquisition of GenPharm by the Issuer, on October 21, 1997 (the "Merger"). These Rights arise out of the Agreement and Plan of Reorganization, between the Issuer, Medarex Acquisition Corp. and GenPharm, dated as of May 5, 1997 (the "Merger Agreement"). The Offer is described more fully in the Offer to Purchase attached to the Statement as Exhibit 7(5).

     The Rights Exchange Agreement and the Offer to Purchase provided that, immediately upon the consummation of the Offer, BCC Acquisition would exchange each $6.75 in Face Value of the Rights it acquires in the Offer for
(i) one share of the Issuer's Common Stock (up to

CUSIP NO. 583916-10-1              13D         Page 7 of 13 pages
                            AMENDMENT NO. 1

a maximum of 6,579,629 shares) plus (ii) a Warrant or Warrants to purchase
 .1222 (rounded to the nearest ten-thousandth) shares of Common Stock of the Issuer (up to a maximum of 804,000 shares) at an exercise price of $10.00 per share exercisable over a period of seven years. The Warrant or Warrants will be issued upon the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement," attached to the Statement as Exhibit 7(3)) between the Issuer and BCC Acquisition.

     On August 4, 1998, BCC Acquisition and the Issuer closed the transactions contemplated by the Rights Exchange Agreement and Offer to Purchase. Pursuant to the Rights Exchange Agreement and Offer to Purchase, all of the following occurred at the Closing: (1) BCC Acquisition received, by way of assignment from the former GenPharm shareholders, Rights having an aggregate Face Value of $25,122,670.31; (2) the former GenPharm shareholders received from BCC Acquisition the aggregate cash purchase price for such Rights of $20,098,136.25 (representing 80% of the Face Value of the Rights assigned to BCC Acquisition); (3) BCC Acquisition immediately assigned the Rights to the Issuer for cancellation; (4) in consideration of BCC Acquisition's assignment of the Rights to the Issuer, the Issuer issued to BCC Acquisition, pursuant to the Rights Exchange Agreement, 3,721,877 Shares of Common Stock and a Warrant to purchase 454,796 additional Shares of Common Stock subject to the terms and conditions set forth in the Warrant Agreement attached to the Statement as Exhibit 7(3); and (5) the Issuer's board of directors appointed BCC Acquisition's nominee, Fred B. Craves, as a director of the Issuer.

     The number of shares of Common Stock issued by the Issuer to BCC Acquisition in exchange for the Rights constitute approximately 14.4% (or approximately 15.8% assuming complete exercise of the Warrant) of the number of shares of the Issuer's Common Stock outstanding after the Closing. The Rights Exchange Agreement provides that the Issuer will file

CUSIP NO. 583916-10-1              13D         Page 8 of 13 pages
                           AMENDMENT NO. 1

a registration statement covering the Shares issued or issuable under the Rights Exchange Agreement and Warrant Agreement.

     Only those Items amended are reported herein.


     Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     Item 3 is amended by adding the following paragraphs at the end thereof:


     On August 4, 1998, BCC Acquisition and the Issuer closed the transactions contemplated by the Rights Exchange Agreement and Offer to Purchase. Pursuant to the Rights Exchange Agreement and Offer to Purchase, all of the following occurred at the Closing: (1) BCC Acquisition received, by way of assignment from the former GenPharm shareholders, Rights having an aggregate Face Value of $25,122,670.31; (2) the former GenPharm shareholders received from BCC Acquisition the aggregate cash purchase price for such Rights of $20,098,136.25 (representing 80% of the Face Value of the Rights assigned to BCC Acquisition, the "Purchase Price"); (3) BCC Acquisition immediately assigned the Rights to the Issuer for cancellation; (4) in consideration of BCC Acquisition's assignment of the Rights to the Issuer, the Issuer issued to BCC Acquisition, pursuant to the Rights Exchange Agreement, 3,721,877 Shares of Common Stock and a Warrant to purchase 454,796 additional Shares of Common Stock subject to the terms and conditions set forth in the Warrant Agreement attached to the Statement as Exhibit 7(3); and
(5) the Issuer's board of directors appointed BCC Acquisition's nominee, Fred
B. Craves, as a director of the Issuer.

     The total amount of funds required by BCC Acquisition to purchase the Rights was $20,098,136.25. Pursuant to the LLC Agreement, attached to the Statement as Exhibit 7(4),

CUSIP NO. 583916-10-1              13D         Page 9 of 13 pages
                           AMENDMENT NO. 1

BCC and BIG made cash contributions of $15,000,000 and $5,098,136.25, respectively, to BCC Acquisition for payment of the Purchase Price on the Closing Date.

     Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended by adding the following paragraph immediately prior to the second to the last paragraph thereof:

     The Issuer's board of directors appointed BCC Acquisition's nominee, Fred B. Craves, to serve as a member of the board commencing immediately after the Closing.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5, paragraphs (a) and (b), are amended to read as follows:

     (a) and (b)

     The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer that it had 22,202,036 shares of Common Stock outstanding as of August 4, 1998 prior to the Closing) beneficially owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions contemplated by the Rights Exchange Agreement, is set forth in the following table.

CUSIP NO. 583916-10-1              13D         Page 10 of 13 pages
                           AMENDMENT NO. 1

(This table shows the number of shares that were acquired upon exchange of the Rights, pursuant to the Rights Exchange Agreement, and includes the Shares that would be received upon complete exercise of the Warrant.)

---------------------------------------------------------------------------------
Reporting Person      No. of      Percentage  Power to Vote      Power to Dispose
                       Shares      of Class  Shared      Sole   Shared       Sole
                    Beneficially
                      Owned
---------------------------------------------------------------------------------
 BCC Acquisition    4,176,673     15.8%      4,176,673          4,176,673
---------------------------------------------------------------------------------
 BCC                4,176,673     15.8%      4,176,673          4,176,673
---------------------------------------------------------------------------------
 BCC Management     4,176,673     15.8%      4,176,673          4,176,673
---------------------------------------------------------------------------------
 BCC LLC            4,176,673     15.8%      4,176,673          4,176,673
---------------------------------------------------------------------------------

     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2 of the Statement.

     A response to Item 5(c) is added as follows:

     Other than the closing of the transactions contemplated by the Rights Exchange Agreement and the Offer to Purchase which are described in this Amendment, there have been no transactions by the Reporting Persons in the Issuer's Common Stock since the date of filing of the Statement.

     Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7(6).  Rider to LLC Agreement

CUSIP NO. 583916-10-1              13D         Page 11 of 13 pages
                             AMENDMENT NO. 1

                               SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 1998

                              BCC Acquisition I LLC

                              By:  Its Manager
                                   The Bay City Capital Fund I, L.P.

                                   By:  Its General Partner
                                        Bay City Capital Management LLC

                                        By:  /s/ Fred B. Craves
                                             ---------------------------------
                                        Its: Manager

CUSIP NO. 583916-10-1              13D         Page 12 of 13 pages
                             AMENDMENT NO. 1

                             LIST OF EXHIBITS

EXHIBIT NO                    DESCRIPTION                              PAGE
----------                    -----------                              ----
7(6)                  Rider to LLC Agreement                            13